UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

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ULTRATECH, INC.
(Exact name of registrant as specified in its charter)
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DELAWARE	0-22248	94-3169580
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3050 Zanker Road, San Jose, California		95134
(Address of principal executive offices)		(Zip Code)

Bruce Wright (408) 321-8835
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(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Ultratech, Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014.
The Company has determined that certain Conflict Minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of certain products manufactured or contracted to be manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at www.ultratech.com.
Item 1.02 Exhibit

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of Ultratech, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ULTRATECH, INC.
(Registrant)

By:	/s/ BRUCE WRIGHT	June 1, 2015
	Name: Bruce Wright	(Date)
Chief Financial Officer